Exhibit 4.5

DESCRIPTION OF SECURITIES

The following summary of the material terms of Atlis Motor Vehicles’ common stock is not intended to be a complete summary of the rights and preferences of such securities. Atlis Motor Vehicles’ common stock is governed by Atlis Motor Vehicles’ A&R Bylaws and the DGCL. We urge you to read the A&R Bylaws in its entirety for a complete description of the rights and preferences of Atlis Motor Vehicles’ common stock.

Authorized and Outstanding Common Stock

Our Amended and Restated Charter authorizes the issuance of 96,248,541 shares of capital stock, consisting of (1) 54,307,968 authorized shares of Class A common stock, (2) 1 authorized share of Class B common stock, (3) 15,000 authorized shares of Class C common stock, and (4) 41,925,572 authorized shares of Class D common stock, par value $0.0001 per share. As of December 31, 2022, there were 9,763,838 shares of Class A common stock outstanding; 45,574,047 Class A options outstanding; (b) 31,125,370 shares of Class D common stock outstanding; and (c) no shares of Class B common stock or Class C common stock outstanding.

We have two classes of common stock outstanding, Class A common stock and Class D common stock. The rights of the holders of Class A common stock and Class D common stock are identical, except with respect to voting and dividends.

Dividend Rights

The holders of our Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. Holders of Class D common stock are not entitled to share in any such dividends or other distributions. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The Board of Directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, in the event that we enter into any debt agreements, our ability to declare dividends will be restricted.

Voting Rights

Holders of our Class A common stock and Class C common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our Class D common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. Unless otherwise required by law, holders of our Class B common stock are not entitled to vote on any matter submitted to a vote of stockholders. The holders of our Class A common stock, Class C common stock and Class D common stock vote together as a single class, unless otherwise required by law. Delaware law could require either holders of our Class A common stock, our Class C common stock or our Class D common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our Amended and Restated Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	if we were to seek to amend our Amended and Restated Charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of Class A common stock will be entitled to receive an equal amount per share of all of the Company’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of any then-outstanding preferred stock have been satisfied and after payment or provision for payment of the debts and other liabilities of the Company. In such event, the holders of Class A common stock will be entitled to receive, ratably, on a per share basis, before any payment or distribution is made with respect to the Class A common stock, or Class B common stock, an amount per share in cash equal to $8.24. Holders of Class D common stock are not entitled to receive any portion of any such assets in respect of their shares of Class D common stock.

Preemptive or Other Rights

The Company’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to our common stock. At any time when any shares of Class C common stock are outstanding, stockholders, exclusively and as a separate class, are entitled to elect one director to the Board of Directors.

Automatic Conversion

Each share of Class C common stock will be automatically converted into one share of Class A common stock upon any sale or transfer of such share of Class C common stock, and such conversion will occur automatically without the need for any further action by the stockholders of such shares and whether or not the certificates representing such shares, if any, are surrendered to the Company or its transfer agent.

Anti-Takeover Provisions of Delaware Law

The DGCL contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board of Directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of the Board of Directors or taking other corporate actions, including effecting changes in our management.

The Company’s authorized but unissued common stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provisions

Our A&R Bylaws require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our business, (ii) any action asserting a claim of breach of a duty owed by any director, officer, employee, agent or stockholder of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, our A&R Bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions.

Special Meeting of Stockholders

Atlis Motor Vehicles’ A&R Bylaws provides that special meetings of its stockholders may be called only by the Secretary only at the request of the Chairman of the Board, the Executive Chairman of the Board, by a resolution duly adopted by the affirmative vote of a majority of the Board, or by the affirmative vote of the stockholders owning note less than 25% of the issued and outstanding stock of the Company; provided that the Board approves such stockholder request for a special meeting.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Atlis Motor Vehicles’ voting common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of Atlis Motor Vehicles’ affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Atlis Motor Vehicles is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Atlis Motor Vehicles was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Atlis Motor Vehicles’ voting common stock for at least six months but who are Atlis Motor Vehicles’ affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of such securities then-outstanding; or

•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by Atlis Motor Vehicles’ affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Listing of Securities

Atlis Motor Vehicles’ Class A common stock is listed for trading on Nasdaq under the symbol “AMV.”